SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ANALYSTS INTERNATIONAL CORPORATION
(Name of Issuer)

Common Stock, $.10 par value
(Title of Class of Securities)

032681207
(CUSIP Number)

Vinita K. Paul

Chief Compliance Officer

Heartland Advisors, Inc.

789 N. Water Street

Milwaukee, Wisconsin 53202

(414) 347-7777

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

May 17, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 032681207	Page 2 of 12 Pages

l)	Name of Reporting Person

Heartland Advisors, Inc.

2)	Check the Appropriate Box if a Member of a Group

(a) [   ]

(b) [   ]

3)	SEC Use Only

4)	Source of Funds

OO—Funds of investment advisory clients

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [X]

6)	Citizenship or Place of Organization

Wisconsin, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

7)	Sole Voting Power:	None
8)	Shared Voting Power:	478,000
9)	Sole Dispositive Power:	None
10)	Shared Dispositive Power:	478,000

11)	Aggregate Amount Beneficially Owned by Each Reporting Person

478,000

12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13)	Percent of Class Represented by Amount in Row (11)

9.4%

14)	Type of Reporting Person

IA

SCHEDULE 13D

CUSIP No. 032681207	Page 3 of 12 Pages

l)	Name of Reporting Person

William J. Nasgovitz

2)	Check the Appropriate Box if a Member of a Group

(a) [   ]

(b) [   ]

3)	SEC Use Only

4)	Source of Funds

OO—Funds of investment advisory clients

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [X]

6)	Citizenship or Place of Organization

U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

7)	Sole Voting Power:	None
8)	Shared Voting Power:	478,000[1]
9)	Sole Dispositive Power:	None
10)	Shared Dispositive Power:	478,000[1]

11)	Aggregate Amount Beneficially Owned by Each Reporting Person

478,0001

12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13)	Percent of Class Represented by Amount in Row (11)

9.4%

14)	Type of Reporting Person

IN, HC

1Beneficial ownership is specifically disclaimed. See Item 2.

SCHEDULE 13D

CUSIP No. 032681207	Page 4 of 12 Pages

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock (the “Common Stock”), $.10 par value, of Analysts International Corporation, a Minnesota corporation (the “Company”), whose principal executive offices are located at 7700 France Avenue S. Minneapolis, Minnesota, 55435.

Item 2.  Identity and Background

(a) - (c) This statement is being filed by Heartland Advisors, Inc. (“HAI”) and William J. Nasgovitz, solely as the control person of HAI (together, the “Reporting Persons”). HAI is an investment adviser registered with the SEC that provides investment advisory services to series of Heartland Group, Inc., a registered investment company, as well as private investment advisory clients (collectively, “Client Accounts”). Mr. Nasgovitz is the Chairman and control person of HAI. Mr. Nasgovitz may be deemed to have a beneficial interest in the shares of Common Stock owned by HAI on behalf of Client Accounts by virtue of Mr. Nasgovitz’s control of HAI. The Reporting Persons are of the view that they do not constitute a group. Information regarding the executive officers and directors of HAI is set forth on Schedule A attached hereto and incorporated herein by reference.

Mr. Nasgovitz does not own any Common Stock for his own account and disclaims beneficial ownership of the shares of Common Stock reported herein.

The address of the principal business and principal office of the Reporting Persons is 789 North Water Street, Milwaukee, WI 53202.

(d)    None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and/or similar misdemeanors).

(e)    On January 25, 2008, HAI, William J. Nasgovitz (President of HAI, President and a director of Heartland Group, Inc. (the “Funds”) and a portfolio manager), Paul T. Beste (Chief Operating Officer of HAI and Vice President and Secretary of the Funds), and Kevin D. Clark (Senior Vice President and a portfolio manager of HAI) (HAI, Nasgovitz, Beste, and Clark collectively referred to herein as the “Respondents”) and certain others no longer associated with the Funds, reached a settlement with the Securities and Exchange Commission (“SEC”) that resolved the issues resulting from the SEC’s investigation of HAI’s pricing of certain bonds owned by the Heartland High-Yield Municipal Bond Fund and the Heartland Short Duration High-Yield Municipal Fund (collectively the “HY Bond Funds”), and HAI’s disclosures to the Funds’ Board of Directors and investors concerning HAI’s efforts to evaluate bond issuers in connection with the operation of the HY Bond Funds during calendar year 2000. The Respondents do not admit or deny any wrongdoing and the settlement does not establish wrongdoing or liability for purposes of any other proceeding. The SEC’s administrative order involves, among other things: (i) findings by the SEC that the Respondents violated certain federal securities laws; (ii) a cease and desist order against the Respondents; (iii) a censure of the Respondents; (iv) payment by the Respondents of disgorgement of $1; and (v) civil money penalties against the Respondents as follows: HAI and Mr. Nasgovitz, jointly and severally, $3.5 million; Mr. Beste, $95,000; and Mr. Clark, $25,000. In connection with this administrative settlement, the SEC’s civil complaint against the Respondents was dismissed.

(f)    HAI is a Wisconsin corporation. Mr. Nasgovitz is a citizen of the United States. The names, business address and principal occupations of each director and executive officer of HAI are set forth in Schedule A.

SCHEDULE 13D

CUSIP No. 032681207	Page 5 of 12 Pages

Item 3.  Source and Amount of Funds or Other Consideration

HAI has beneficially owned shares of Common Stock on behalf of Client Accounts for a number of years, as previously reported on Schedule 13G, as amended. As of May 17, 2013, HAI had acquired an aggregate of 478,000 shares of Common Stock on behalf of Client Accounts (the “Shares”). All shares of Common Stock held by HAI on behalf of Client Accounts were purchased with funds provided by the Client Accounts.

Item 4.  Purpose of Transaction

This statement on Schedule 13D (this "Statement") amends and restates in its entirety, as Amendment No. 2, the Amendment No. 1 (filed on March 6, 2013) to the statement on Schedule 13D originally filed on December 10, 2012 (the "Initial 13D") by Heartland Advisors, Inc. (the “Reporting Person”).

HAI acquired shares of the Company for investment purposes in the ordinary course of business pursuant to the specific investment objectives of one of its clients, the Heartland Value Fund, a series of Heartland Group, Inc., a registered investment company.

HAI acquired the Shares with the belief that they were undervalued and has recently communicated with the Company’s management regarding ways to enhance shareholder value. At a recent meeting with the Company’s management and Board of Directors’ (the “Board”) Chairman, HAI communicated a number of specific issues it believes are causing the Company to be discounted by the market, namely:

•	lack of a focused business strategy;
•	failure to adopt corporate governance best practices; and
•	failure to align the current Board’s interests with shareholders.

HAI believes that the Company should immediately add new members to its Board and HAI has identified three highly-qualified, independent candidates. These candidates will position the Company for success and work constructively with the Board and management to explore ways to unlock value for the benefit of all shareholders. HAI is willing to work constructively with the Board and management to help resolve these issues; additionally, the Company should be open to all strategic alternatives that would maximize shareholder value.

HAI is cognizant of the current by-laws adopted by the Company’s Board. Specifically, it is HAI’s understanding that the Company’s Board has the power to appoint two additional individuals to the Board without calling a special meeting, amending existing by-laws or incurring costs (that are ultimately borne by shareholders). Additionally, HAI is aware of the potential upcoming retirement of current Board members. In an effort to expedite value creation and minimize costs, HAI suggests that the Company’s Board either: a) amend its current by-laws and expand the Board to accommodate three new members or b) encourage a current Board member to retire and add three new members.

In light of the foregoing and depending on various factors, including, without limitation, the Company’s financial position, results and strategic direction, the price of the Common Stock, actions taken by management and the Board of the Company and the results of the 2013 annual meeting of shareholders of the Company, HAI may, from time to time, take further actions to encourage the Company’s management and Board to add new members to the Board, pursue a sale or merger of the Company, and otherwise to enhance shareholder value. Such measures may include, without limitation, communicating with management, the Board, other shareholders and other interested parties regarding the Proposal or one or more other items described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

SCHEDULE 13D

CUSIP No. 032681207	Page 6 of 12 Pages

The Reporting Persons reserve the right to take whatever future action they deem appropriate regarding the Company and its securities under the circumstances as they then exist. As permitted by law, the Reporting Persons may, from time to time and at any time, acquire additional shares of Common Stock in the open market or otherwise and reserve the right to dispose of any or all of their Shares in the open market or otherwise, at any time and from time to time, depending upon future evaluation of the prospects of the Company and upon other developments, including general economic and stock market conditions, as well as the investment objectives and diversification requirements of the Client Accounts and HAI’s fiduciary duties to such clients.

Except as described in this Item 4, none of the Reporting Persons has any plans or proposals that relate to, or would result in, any matter required to be disclosed in response to paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D, but will continue to review this position based upon further developments.

Item 5.  Interest in Securities of the Issuer

(a)    As investment adviser to the Client Accounts, HAI may be deemed the beneficial owner of 478,000 shares, or approximately 9.4%, of Common Stock presently outstanding by the virtue of its investment discretion and voting authority granted by its client, which may be revoked at any time. As the control person of HAI, Mr. Nasgovitz may be deemed the indirect beneficial owner of the shares beneficially owned by HAI. Mr. Nasgovitz specifically disclaims beneficial ownership of the Common Stock.

(b)    For information on voting and dispositive power with respect to the above listed shares, see Items 7-10 of the Cover Pages.

(c)    Neither of the Reporting Persons has effected any transaction in the Common Stock of the Company during the 60 days preceding the filing of this statement.

(d)    The Heartland Value Fund, a series of the Heartland Group, Inc., an investment company registered under the Investment Company Act of 1940, has the right to receive or the power to direct the receipt of dividends and proceeds from the sale of shares included on this Schedule. The Heartland Value Fund owns 478,000 shares or approximately 9.4% of the class of securities reported herein.

(e)    Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

HAI is the investment adviser of the Heartland Value Fund and other Client Accounts pursuant to separate investment management agreements which provide HAI with the authority to invest the funds of the Heartland Value Fund and the other Client Accounts in securities (including shares of the Company); to hold, vote, and dispose of securities (including shares of the Company); and to file this statement.

Neither of the Reporting Persons has any contract, arrangement, understanding or relationship on behalf of the Heartland Value Fund or any other Client Account with any person with respect to any securities of the Company.

SCHEDULE 13D

CUSIP No. 032681207	Page 7 of 12 Pages

Item 7.  Material to Be Filed as Exhibits

Exhibit 1  –  Letter to Analysts International Board of Directors Dated May 17, 2013

Exhibit 2  –  Joint Filing Agreement

Exhibit 3  –  Power of Attorney

SCHEDULE 13D

CUSIP No. 032681207	Page 8 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2013	Heartland Advisors, Inc.

By:	/s/ Paul T. Beste
Paul T. Beste

Dated: May 20, 2013	William J. Nasgovitz

By:	/s/ Paul T. Beste
Paul T. Beste
As Attorney-in-Fact for William J. Nasgovitz

SCHEDULE 13D

CUSIP No. 032681207	Page 9 of 12 Pages

Schedule A

List of Directors and Executive Officers

The name and present principal occupation or employment of each executive officer and director of Heartland Advisors, Inc. are set forth below. The business address of each person is 789 N. Water Street, Milwaukee, WI 53202. All of the persons listed below are U.S. citizens. To the best of the Reporting Persons’ knowledge, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and no such person was a party to any civil or administrative proceeding except as described in Item 2(e) of this Schedule 13D.

Name	Principal Occupation
William J. Nasgovitz	Director, Chairman, and Portfolio Manager
William R. Nasgovitz	Director, Chief Executive Officer, and Portfolio Manager
David Ribbens	Executive Vice President
Paul T. Beste	Director, Chief Operating Officer, and Secretary
Bradford A. Evans	Director, Senior Vice President, and Portfolio Manager
David C. Fondrie	Director, Senior Vice President, and Portfolio Manager
Kevin D. Clark	Senior Vice President
Nicole J. Best	Senior Vice President and Chief Financial Officer
Michael T. Riggs	Senior Vice President and Chief Technology Officer
Vinita K. Paul	Vice President, General Counsel, and Chief Compliance Officer
Theodore D. Baszler	Vice President and Portfolio Manager
Adam J. Peck	Vice President and Portfolio Manager
Jeanne Kolimaga	Vice President
Matthew J. Miner	Vice President
Catherine M. Stephenson	Vice President
Robert C. Sharpe	Vice President

SCHEDULE 13D

CUSIP No. 032681207	Page 10 of 12 Pages

Exhibit 1 – Letter to Analysts International Board of Directors Dated May 17, 2013

May 17, 2013

Brigid Bonner, Krysztof Burhardt, Joseph Dunsmore, Galen Johnson, Brittany McKinney, Douglas Neve, Robert Woods

Board Members

Analysts International Corp. (AIC)

7700 France Avenue South, Suite 200

Minneapolis, MN 55435

Dear Board,

As we discussed at our recent meeting with AIC Chairman Doug Neve, CEO Brittany McKinney and CFO Lynn Blake, Heartland believes there are a number of specific issues causing the company to be discounted in the marketplace, namely:

•	lack of a focused business strategy
•	failure to adopt corporate governance best practices
•	failure to align the current Board of Directors’ (the “Board”) interests with shareholders

We are willing to work constructively with the Board and management to help resolve these issues; additionally, the company should be open to all strategic alternatives that would maximize shareholder value.

There is an urgent need for change at Analysts International Corp. Heartland Advisors has identified three highly-qualified, independent candidates who should immediately be added to the Board. These candidates will help position the company for success and work constructively with the Board and management to explore ways to build value for the benefit of all shareholders.

We are cognizant of the current by-laws adopted by the AIC Board. Specifically, it is our understanding that the AIC Board has the power to appoint two additional individuals to the Board without calling a special meeting, amending existing by-laws or incurring costs (that are ultimately borne by shareholders). Additionally, we are aware of the potential upcoming retirement of current Board members. In an effort to expedite value creation and minimize costs, we suggest that the AIC Board either: a) amend its current by-laws and expand the Board to accommodate three new members or b) encourage a current Board member to retire and appoint the new members.

As a fiduciary to its shareholders, we expect the Board to accommodate this request as soon as possible.

Regards,

/s/ Bill Nasgovitz	/s/ Jason Schacht	/s/ Andy Fleming

Bill Nasgovitz	Jason Schacht	Andy Fleming
Chairman, CIO and Portfolio Manager	Research Analyst	Research Analyst

SCHEDULE 13D

CUSIP No. 032681207	Page 11 of 12 Pages

Exhibit 2 – Joint Filing Agreement

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to Common Stock (as defined) and to the attachment of this agreement to the Schedule 13D as Exhibit 2 thereto.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 20th day of May, 2013.

Dated: May 20, 2013	Heartland Advisors, Inc.

By:	/s/ Paul T. Beste
Paul T. Beste

Dated: May 20, 2013	William J. Nasgovitz

By:	/s/ Paul T. Beste
Paul T. Beste
As Attorney-in-Fact for William J. Nasgovitz

SCHEDULE 13D

CUSIP No. 032681207	Page 12 of 12 Pages

Exhibit 3 – Power of Attorney

POWER OF ATTORNEY

For Executing Forms 3, 4 and 5 and Schedule 13G/13D

Know all by these present, that the undersigned constitutes and appoints each of Paul T. Beste and Vinita K. Paul, signing singly, his true and lawful attorney-in-fact to:

(1)	execute for and on behalf of the undersigned Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Act”) and the rules thereunder;

(2)	execute for and on behalf of the undersigned filings on Schedule 13G and Schedule 13D in accordance with Section 13(d) of the Act;

(3)	do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete the execution of any such Forms 3, 4 or 5 or Schedules 13D and 13G and the timely filing of such forms with the United States Securities and Exchange Commission and any other authority; and

(4)	take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to the Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his or her discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such attorney-in-fact might or could do if personally present, with full power of substitution or revocation, cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Section 16 or Section 13(d) of the Act and the rules thereunder.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 6th day of December, 2012.

/s/ William J. Nasgovitz

William J. Nasgovitz